EXHIBIT 99.5

Algonquin Power & Utilities Corp. Announces 2011 Second Quarter Financial Results

OAKVILLE, ON, Aug. 11, 2011 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the second quarter ended June 30, 2011, with results showing increased revenue, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and earnings compared to the previous year.

Financial Highlights:

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For the second quarter of 2011, revenue was $66.8 million as compared to $42.0 million in the second quarter of 2010. The increase in revenue over 2010 is primarily the result of a subsidiary of Liberty Utilities Co. (“Liberty Utilities”) acquiring a California-based electricity distribution utility and related generation assets (“CalPeco”) at the beginning of 2011, increases at the end of 2010 due to the results of rate case approvals for revenue increases in Liberty Utilities water distribution and wastewater treatment business, and the Energy-from-Waste facility being operational as compared to the same time last year when it was undergoing repairs. For the first six months of 2011, APUC generated revenue of $138.5 million as compared to $87.1 million in the first six months of 2010.

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Adjusted EBITDA (“Adjusted EBITDA”) was $28.2 million in the second quarter of 2011 as compared to $18.7 million in the second quarter of 2010. The increase in Adjusted EBITDA is primarily related to the acquisition of CalPeco, increases due to the results of the rate case approvals for revenue increases in Liberty Utilities’ regulated water businesses, and improved hydrology at Algonquin Power Co.’s (“APCo”) hydroelectric facilities. APUC generated Adjusted EBITDA of $55.1 million for the first six months of 2011 as compared to $36.6 million for the first six months of 2010.

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APUC reported net earnings in the second quarter of 2011 of $7.3 million or $0.07 per share as compared to net loss of $2.5 million or net loss of $0.03 per share for the second quarter of 2010. For the first six months of 2011, APUC reported net earnings of $12.3 million or $0.11 per share as compared to $1.1 million or $0.01 per share for the first six months of 2010.

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APUC reported adjusted net earnings of $8.3 million or $0.07 per share in Q2 2011 as compared to adjusted net earnings of $0.2 million or $0.00 per share in Q2 2010. APUC reported adjusted net earnings of $13.5 million or $0.12 per share for the first six months of 2011 as compared to adjusted net earnings of $3.1 million or $0.03 per share for the first six months of 2010.

Performance, Operational, and Growth Highlights:

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In the second quarter of 2011, APCo’s New York and Western regions experienced resources significantly higher than long-term averages, producing approximately 15-20% above long-term average resources. The New England, Quebec and Manitoba regions experienced resources approximately 5-10% above long-term average resources. The Maritimes and Ontario regions experienced resources approximately equal to long-term average resources, while Saskatchewan region experienced resources of approximately 5% below long-term averages.

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During the second quarter, the regulated water businesses owned by Liberty Utilities experienced revenue increases in both its water distribution and wastewater treatment business of 32% and 11% respectively. The increases are primarily due to the implementation of rate increases at several facilities and increased customer demand compared to the same period in 2010.

•	During the second quarter, revenue generated by CalPeco from net energy sales totalled U.S. $7.0 million. As CalPeco was acquired on January 1, 2011 there are no comparable results for 2010.

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On April 29, 2011, APUC announced that it had entered into a strategic investment agreement (the “Strategic Agreement”) with Emera which establishes how APUC and Emera will work together to pursue specific strategic investments of mutual benefit. The Strategic Agreement builds on the strategic partnership effectively established between the two companies in April 2009. As an element of the Strategic Agreement, Emera’s allowed common equity interest in APUC will be increased from 15% to 25%.

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Also on April 29, 2011, Emera agreed to sell its 49.999% direct ownership in CalPeco to Liberty Utilities, with closing of such transaction subject to regulatory approval. As consideration Emera will receive 8.211 million APUC shares in two tranches. Approximately half of the shares will be issued following regulatory approval of the CalPeco ownership transfer and the balance of the shares will be issued following completion of CalPeco’s first rate case, expected to be completed in the latter half of 2012.

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On April 30, 2011, APUC and Emera announced that they entered into an agreement to jointly construct, own and operate wind energy projects in the Northeast U.S. with First Wind. First Wind has a 370 MW portfolio of wind energy projects including five operating projects and two projects near operation. These assets will become part of an operating company of which First Wind will own 51% and, Emera and APUC through a separate joint venture (“Northeast Wind”), will own 49% of the operating company. Emera will initially own 75% of Northeast Wind and APUC will own the balance. Northeast Wind will invest a total of $333 million to acquire the 49% ownership of the operating company.

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On May 13, 2011, APUC announced that Liberty Utilities had entered into an agreement with Atmos Energy Corporation (“Atmos”) to acquire their regulated natural gas distribution utility assets (the “Midwest Gas Utilities”) located in Missouri, Iowa, and Illinois. Total purchase price for the Midwest Gas Utilities is approximately U.S. $124 million, subject to certain working capital and other closing adjustments. Liberty Utilities expects to acquire assets for rate making purposes of approximately $112 million, representing a purchase price multiple of 1.106x of the acquired rate base.

•	As at May 16, 2011 APUC had redeemed all of the issued and outstanding Series 1A Debentures in exchange for 15,201,851 shares of APUC.

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Subsequent to the end of the quarter on July 25, 2011, APCo issued $135 million in Senior Unsecured Debentures. The net proceeds from the Senior Unsecured Debentures were used to repay the outstanding AirSource Senior Debt at the St. Leon facility and to reduce amounts outstanding under APCo’s senior revolving credit facility (the “Facility”). The Senior Unsecured Debentures mature on July 25, 2018, and bear interest at a rate of 5.50% per annum, calculated semi-annually payable on January 25 and July 25 each year, commencing on January 25, 2012.

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Subsequent to the end of the quarter on July 26, 2011, APCo announced the execution of a 25-year power purchase agreement with Manitoba Hydro in respect of a 16.5MW expansion of APCo’s existing St. Leon wind energy project. Permitting for the expansion project was completed in 2010 with construction expected to commence in the third quarter of 2011. The project is expected to be commissioned in the first quarter of 2012 with total estimated capital costs of approximately $29.5 million. In the first full year of production following commissioning, APUC anticipates generating annual gross revenues of $3.8 million.

“We have continued to post strong year-over-year results due to the impact of the successful completion of our 2010 growth activities, including growth of our independent power business and expansion of Liberty Utilities”, commented Ian Robertson, Chief Executive Officer of APUC. “2011 has seen a continuation of positive developments and momentum in our growth plans, supporting the recently announced dividend increase.”

APUC’s financial information and analysis are available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 12, 2011, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, August 12, 2011

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4455522

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4455522# from August 12, 2011 until August 26, 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,000 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving approximately 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. atwww.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 19:33e 11-AUG-11